Exhibit 12

FIRST BANCORP

COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

($ in thousands, except for ratios)

(Unaudited)

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012		2011	2010	2009
Including Interest on Deposits:
Earnings:
Income (loss) before income taxes	$27,581	24,049	32,780	(40,358)		21,012	14,942	97,877
Fixed charges	6,616	8,935	11,345	17,762		23,973	32,087	49,075
Total earnings (loss)	$34,197	32,984	44,125	(22,596)		44,985	47,029	146,952

Fixed charges:
Interest on deposits	$5,470	7,901	9,960	15,454		21,351	29,930	45,518
Interest on borrowings	849	770	1,025	1,866		2,214	1,977	3,377
Amortization of debt issuance costs	—	—	—	—		—	—	—
Interest portion of rental expense (1)	297	264	360	442		408	180	180
Total fixed charges	$6,616	8,935	11,345	17,762		23,973	32,087	49,075
Preferred dividend requirements	651	678	895	2,809		3,234	3,249	3,169
Total fixed charges and preferred dividends	$7,267	9,613	12,240	20,571		27,207	35,336	52,244

Ratio of earnings to fixed charges, including interest on deposits	5.17x	3.69x	3.89x	(1.27x	)	1.88x	1.47x	2.99x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	4.71x	3.43x	3.60x	(1.10x	)	1.65x	1.33x	2.81x

Excluding Interest on Deposits:
Earnings:
Income (loss) before income taxes	$27,581	24,049	32,780	(40,358)		21,012	14,942	97,877
Fixed charges	1,146	1,034	1,385	2,308		2,622	2,157	3,557
Total earnings (loss)	$28,727	25,083	34,165	(38,050)		23,634	17,099	101,434

Fixed charges:
Interest on borrowings	$849	770	1,025	1,866		2,214	1,977	3,377
Amortization of debt issuance costs	—	—	—	—		—	—	—
Interest portion of rental expense (1)	297	264	360	442		408	180	180
Total fixed charges	$1,146	1,034	1,385	2,308		2,622	2,157	3,557
Preferred dividend requirements	651	678	895	2,809		3,234	3,249	3,169
Total fixed charges and preferred dividends	$1,797	1,712	2,280	5,117		5,856	5,406	6,726

Ratio of earnings to fixed charges, excluding interest on deposits	25.07x	24.26x	24.67x	(16.49x	)	9.01x	7.93x	28.52x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	15.99x	14.65x	14.98x	(7.44x	)	4.04x	3.16x	15.08x

(1)	Estimated to be one-third of rental expense.